Exhibit 17.1

October 9, 2025

Nevada Canyon Gold Corp.

Board of Directors

Re: Resignation as an Officer of the Company

Dear Board:

This will serve as my resignation from all positions as an officer of Nevada Canyon Gold Corp., effective October 10, 2025.

I appreciate the opportunity to have served the Company and wish you and the Company success in the future. I confirm that I have no disputes with the Company.

Sincerely,

/s/ Ryan McMillan
Ryan McMillan